SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET REVENUE OF R$16.5 BILLION IN 2011;

NET INCOME MOVED UP BY 46%, REACHING R$3.7 BILLION.

São Paulo, March 26, 2012

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the fourth quarter and full year of 2011 (4Q11 and 2011), denominated in Reais. Its consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

Comments on this release relate to the consolidated results of the Company and comparisons refer to the third quarter of 2011 (3Q11) and to 2010, unless otherwise stated. The Real/U.S. dollar exchange rate on December 31, 2011 was R$1.876.

•         Net revenue totaled R$16.5 billion in 2011, 14% up on the R$14.5 billion reported in 2010 and a Company record. In 4Q11, net revenue reached R$4.2 billion, 21% higher than in 4Q10;

•         Net revenue from mining totaled R$5.9 billion in 2011, 64% up on 2010, and R$1.6 billion in the fourth quarter, 46% higher than in 4Q10, a Company record in both the quarter and in the full year;

•         CSN posted record iron ore sales volume of 29.3 million tonnes in 2011, 16% more than in 2010. In 4Q11, sales volume totaled 8.0 million tonnes, 25% up year-on-year and also a record;

•         Consolidated steel product sales volume totaled 4.9 million tonnes, 2% up on 2010. In the domestic market, sales volume reached a record 4.2 million tonnes, corresponding to 86% of total sales. In 4Q11, domestic steel products sales accounted for 88% of total sales;

•         In 2011, mining segment EBITDA reached R$3.8 billion, equivalent to 55% of the Company’s total EBITDA;

•         Net income amounted to R$3.7 billion in 2011, 46% up on 2010. In 4Q11, net income amounted to R$817 million, 81% more than in 4Q10;

•         On January 31, 2012, CSN acquired SWT from the Alfonso Gallardo Group for €482.5 million. SWT is a German long-steel producer with annual installed capacity of 1.1 million tonnes of steel profiles;

•         CSN is a highly liquid company, with a cash position of R$15.4 billion.

At the close of 2011 • BM&FBovespa: CSNA3 R$14.98/share • NYSE: SID US$8.18/ADR (1 ADR = 1 share) • Total no. of shares = 1,457,970,108 • Market Cap: R$21.8 billion/US$11.9 billion invrel@csn.com.br

Investor Relations Team

- IR Executive Officer: David Salama +55 (11) 3049-7588

- IR Manager: Claudio Pontes +55 (11) 3049-7592

- Specialist: Fernando Campos +55 (11) 3049-7591

- Analyst: Stephan Szolimowski +55 (11) 3049-7593

1

Executive Summary

Consolidated Highlights	4Q10	3Q11	4Q11	2010	2011	4Q11 x 3Q11	4Q11 x 4Q10	2011 x 2010
						(Var%)	(Var%)	(Var%)
Net Revenue (R$ MM)	3,444	4,241	4,167	14,451	16,520	-2%	21%	14%
Gross Profit (R$ MM)	1,477	1,719	1,608	6,568	6,719	-6%	9%	2%
Adjusted EBITDA (R$ MM)	1,442	1,703	1,463	6,355	6,468	-14%	1%	2%
Adjusted EBITDA Margin	42%	40%	35%	44%	39%	- 5 p.p.	- 7 p.p.	- 5 p.p.
Net Income (R$ MM)	450	1,097	817	2,516	3,667	-26%	81%	46%
Net Margin (R$ MM)	13%	26%	20%	17%	22%	- 6 p.p.	7 p.p.	5 p.p.
Total Sales (thousand t)
- Steel	1,044	1,180	1,196	4,796	4,896	1%	15%	2%
- Domestic Market	82%	86%	88%	86%	86%	2 p.p.	6 p.p.	-
- Export	18%	14%	12%	14%	14%	- 2 p.p.	- 6 p.p.	-
- Iron Ore[1]	6,435	7,972	8,016	25,312	29,332	1%	25%	16%
- Domestic Market	6%	4%	3%	6%	5%	- 1 p.p.	- 3 p.p.	- 1 p.p.
- Export	94%	96%	97%	94%	95%	1 p.p.	3 p.p.	1 p.p.
Net Debt (R$ MM)	9,850	12,069	12,471	9,850	12,471	3%	27%	27%
Net Debt/Adjusted EBITDA[2]	1.55x	1.87x	1.93x	1.55x	1.93x	0.06x	0.38x	0.38x
Cash Position	10,239	15,635	15,417	10,239	15,417	-1%	51%	51%

(1) Sales volumes include 100% of NAMISA sales
(2) Adjusted EBITDA for the last 12 months

Economic Overview

International Scenario

Economic activity in the United States has been pointing to a slow and moderate recovery. The manufacturing industry’s Purchasing Managers Index (PMI) reached 53.9 points in December, its highest level in six months, while the Federal Reserve’s Beige Book reported a slight upturn in 12 districts.  Job market and consumer confidence indicators also improved. On the other hand, the end of tax incentives, which are likely to be only partially renewed, the fragility of the real estate market and the recent increase in consumption related to the reduction in the savings rate are all worrying the FED, which recently announced the maintenance of current monetary policy through 2014.

Industrial output in the Eurozone fell 1.1% in December when compared to the previous month and the manufacturing PMI reached 46.9 points, slightly improving to 47.7 points in March. Household and business confidence remain at low levels, influenced by the sovereign debt crisis.

Economic activity in Japan is stagnant, reflecting the global slowdown and the appreciation of the Yen. In January 2012, the Japanese Central Bank’s Regional Economic Report announced a pause in economic activity in seven of the country’s nine regions.

Despite the external risks and those related to the domestic real estate sector, activity in China remained strong, even if somewhat slower. GDP grew by 8.9% in 4Q11, versus a 9.1% increase recorded in the third quarter, both year-on-year. The monthly industrial production and retail sales volume recorded higher growth in December 2011 compared to the previous month.

USA

According to the Department of Commerce, the U.S. economy grew by 1.7% in 2011, less than the increase of 3.0% recorded in 2010. In 4Q11, US GDP recorded the highest growth of the year, with an annualized upturn of 2.8%, representing real growth of 0.7% over pre-crisis GDP recorded in the final quarter of 2007. The main growth drivers for 4Q11 GDP were exports, which moved up by 4.7%, individual consumption, which increased 2%, and non-residential fixed investments, which climbed by 1.7%. Consumer confidence also improved, reaching 64.5 points in December, versus 55.2 points in November.

The 4Q11 GDP upturn also helped create jobs, reducing unemployment rate to 8.5% in December, the lowest level since February 2009 and equivalent to around 13.1 million people, according to the Bureau of Labor Statistics (BLS). In 2011, unemployment rate averaged 8.9%, an improvement over the 9.6% recorded in 2010.

2

According to the FED, interest rates should remain unchanged until the end of 2014. GDP is expected to grow by between 2.2% and 2.7% in 2012, with inflation rate of 1.4% to 1.8% and unemployment rate ranging from 8.2% to 8.5%.

Europe

High indebtedness levels in certain Eurozone countries, such as Italy, Spain, Greece, Ireland and Portugal, continue to generate uncertainties regarding the payment of sovereign debt and the solvency of the banking sector. According to the IMF, public debt as a percentage of GDP was 166% in Greece, 121% in Italy, 109% in Ireland and 106% in Portugal. In the end of February, the European Central Bank approved the transfer of €530 billion to the banking sector in order to increase liquidity in the interbanking market and credit to companies and consumers.

At the beginning of March 2012, Greece was able to restructure its sovereign debt with adhesion from over 95% of creditors, meaning an important step towards the country’s economic stabilization.

The economic slowdown and the modest upturn in wages should keep inflation down. According to the European Central Bank, Eurozone inflation rate reached 2.7% at the end of 2011 and the European Commission expects a decline to 2.1% in 2012.

Also according to the European Commission, GDP in the Eurozone grew by 1.4% in 2011 when compared to the previous year, although the World Bank believes GDP will fall by 0.3% in 2012, driven by political uncertainties and the fiscal crisis in Eurozone countries. According to the IMF, the financial turbulence will continue to affect economic activity in Europe, hitting confidence and the credit market. Eurozone unemployment rate reached 10.6% in December, affecting around 16.5 million people, remaining virtually stable in January.

On the other hand, Germany recorded growth of 3% in 2011, reducing its public deficit to €26.7 billion, or 1% of GDP, with the aim of respecting the European budget discipline criteria, as reported by Destatis, the German Institute of Statistics. This was the first time since 2008 that public deficit came to below the 3% imposed by the European treaties. In 2010, Europe’s leading economy posted record growth of 3.7% and a public deficit of 4.3%. Other advances in 2011 included increases of 1.5% in consumption, 8.2% in exports and 8.3% in private investments in machinery and equipment, according to preliminary figures.

Asia

Chinese GDP grew by 9.2% in 2011, according to the country’s National Bureau of Statistics, versus 10.4% in 2010. The Chinese Prime Minister expects GDP to grow around 7.5% in 2012. The resulting inflationary process has been kept under control by a rigid monetary policy, with limits on the granting of credit, high interest rates and greater control over banking reserves. As a result, the consumer price index closed the year at 5.4%, once again according to the National Bureau of Statistics.

At a time when China’s trade surplus fell from US$181.5 billion, or 3.1% of GDP, in 2010, to US$160 billion, or approximately 2% of GDP, in 2011, the government is studying measures to boost domestic consumption. Some of the challenges involved include the need to reduce regional disparities, promote a social security system, expand and improve the distribution of wealth, modernize infrastructure in some of the country’s regions of the country and develop the service sector.

According to the Japanese Central Bank, the country’s economic recovery will be moderate, based on the recovery of the global economy and the country’s post-earthquake reconstruction process. Although GDP shrank by 0.9% in 2011, it should record growth of around 1.7% in 2012 and 1.6% in 2013. Inflation is estimated at 0.1% in 2012 and 0.5% in 2013, suggesting the maintenance of monetary policy in the short term.

Brazil

According to the Brazilian Institute of Geography and Statistics (IBGE), GDP moved up by 2.7% in 2011, compared to a 7.5% growth reported in 2010. According to the Institute of Applied Economic Research (IPEA), the economic slowdown was due to the worsening external scenario, which triggered changes in monetary policy, including reductions in the Selic base rate. The government also announced the withdrawal of the macroprudential measures introduced in December 2010, such as increased capital reserves for midterm loans and credit restrictions on vehicle acquisitions. On the fiscal front, tax breaks are being introduced which will benefit several economic sectors, including industry, retail and construction. In 2012, GDP growth is expected to reach 3.2%.

3

Despite the reduced growth rate, there were several highlights in the Brazilian economy in 2011. According to the Ministry of Trade, Industry and Development (MDIC), trade surplus totaled US$29.7 billion, 47.8% up on 2010 and the highest in four years, while annual exports grew by 26.8% to a record of US$256 billion, the main destinations being China (US$44.3 billion) and the United States (US$25.9 billion).

The Brazilian job market remained solid throughout the year. According to IBGE, unemployment rate fell from 5.2% in November to 4.7% in December 2011, the lowest since the creation of the Monthly Employment Survey (PME), reaching an annual average of 6.0%, another record and substantially better than the 6.7% recorded in 2010. According to IPEA, another job market highlight was the 8.6% increase in average real earnings between 2002 and 2011, pushing up household consumption and fueling economic activity in the country. According to the Employment and Unemployment Registry (CAGED), 1.94 million formal job openings were created in 2011.

The IPCA consumer price index stood at 6.50% for the year, the highest level since 2004 and 0.59 p.p. above the 2010 figure, but still within the tolerance band established by the Central Bank for 2011. The transport sector was chiefly responsible for the upturn, while food and beverages and household articles actually recorded deflation. According to the Central Bank’s FOCUS report, the IPCA should fall to 5.28% in 2012.

The Selic basic interest rate, defined by the Monetary Policy Committee (COPOM), began 2011 at 10.75% and suffered successive increases until reaching 12.5% in July.  However, due to the deterioration of the global economic scenario, especially in Europe, the reduction in inflation rate and the slowdown in the Brazilian economy, COPOM has been reducing the basic interest rate, which fell to 11.0% in December and 9.75% in March 2012.

The banking system’s credit stock totaled R$2.03 trillion in December, 19% up on December 2010, giving a total loans/GDP ratio of 49.1%, versus 45.2% in 2010. According to the Central Bank, mortgage loans, which closed the year at R$13.9 billion, 89.4% more than in 2010, contributed most to the upturn. Also according to the Central Bank, the overall default rate (individual and corporate) totaled 5.5% in December, slightly down on November’s 5.6%, and 5.5% for the full year, versus 4.5% in 2010. According to Serasa Experian, default should decline in 2012 due to the 14% increase in the minimum wage, reduced inflation, low unemployment, lower basic interest rates and moderate debt growth.

According to the IBGE, industrial output edged up by 0.3% in 2011, with 15 of the 27 sectors recording an increase. Transport equipment and vehicles sectors performed best, with upturns of 8.0% and 2.4%, respectively.

According to the FOCUS report, the U.S. dollar closed the year at R$1.88 and should fall to R$1.76 at the end of 2012. Foreign reserves totaled US$352 billion in December 2011, US$63.4 billion up on the same month last year, and are expected to grow by US$5 billion in 2012.

Macroeconomic Projections

	2012	2013
IPCA (%)	5.28	5.50
Commercial dollar (final) – R$	1.76	1.80
SELIC (final - %)	9.00	10.00
GDP(%)	3.23	4.29
Industrial Production (%)	2.03	4.00
Source: FOCUS BACEN	Base: March 23, 2012

4

Net Revenue

In 2011, CSN recorded consolidated net revenue of R$16,520 million, 14% up on 2010 and a new Company record, primarily reflecting higher iron ore prices and the increase in sales volume.

In 4Q11, net revenue totaled R$4,167 million, a decline of 2% over 3Q11.

Cost of Goods Sold (COGS)

In 2011, consolidated COGS totaled R$9,801 million, 24% higher than in 2010, chiefly due to increased iron ore and steel products sales volumes and higher costs of productive inputs.

In 4Q11, consolidated COGS came to R$2,558 million, consistent with the 3Q11 figure.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$1,180 million in 2011, 16% up on 2010, and R$397 million in the fourth quarter, a 67% increase compared to 3Q11, mainly due to increased iron ore freight costs and administrative provisions constituted in 4Q11.

CSN recorded in 2011 positive R$218 million in the “Other Revenue and Expenses” line, versus the net expense of R$551 million recorded in 2010, mainly reflecting the R$698 million gain from the sale of the Company’s entire interest in Riversdale Mining Limited in April 2011. In 4Q11, the Company posted a net expense of R$116 million in this line, a R$30 million improvement over 3Q11.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$6,468 million in 2011, 2% up on the previous year, basically due to higher iron ore prices and sales volume, partially offset by increased costs from production inputs and lower steel product prices. The adjusted EBITDA margin reached 39%.

In the fourth quarter, adjusted EBITDA came to R$1,463 million, 14% down on 3Q11, chiefly due to lower international prices and alternative iron ore pricing methodologies in 4Q11. The 4Q11 adjusted EBITDA margin was 35%.

5

Financial Result and Net Debt

The 4Q11 consolidated net financial result was negative by R$497 million, basically due to:

▪  Interest on loans and financing totaling R$642 million;

▪  The monetary restatement of tax installments amounting to R$73 million;

▪  Other financial expenses of R$81 million.

These negative results were partially offset by the following positive effects:

▪  Financial revenue of R$168 million, primarily from returns on financial investments;

▪  Monetary and foreign exchange variations of R$131 million, including the result of derivative operations.

On December 31, 2011, consolidated net debt stood at R$12.5 billion, R$0.4 billion more than the R$12.1 billion recorded on September 30, 2011. The main factors contributing to the upturn in 4Q11 were:

▪  Investments of R$1.3 billion in fixed assets;

▪  A R$0.8 billion effect of disbursements related to debt charges;

▪  Other impacts that increased net debt by R$0.4 billion.

These effects were partially offset by 4Q11 adjusted EBITDA of R$1.5 billion and the R$0.6 billion reduction in working capital allocated to the business.

The net debt/adjusted EBITDA ratio (based on 2011 adjusted EBITDA) closed 4Q11 at 1.93x, consistent with the 1.87x ratio recorded at the end of 3Q11.

Consolidated Net Income

The Company posted consolidated net income of R$3,667 million in 2011, 46% higher than in 2010, primarily due to the R$698 million gain from the sale of its whole interest in Riversdale Mining Limited in April 2011.

In 4Q11, net income totaled R$817 million, 81% up year-on-year.

Capex

CSN invested R$4,401 million in 2011, including R$2,386 million in subsidiaries or joint subsidiaries, allocated as follows:

✓  Transnordestina Logística: R$1,691 million;

✓  MRS Logística: R$447 million;

✓  Namisa: R$100 million;

✓  CSN Cimentos: R$61 million.

6

The remaining R$2,015 million went to the parent company, mostly in the following projects:

✓  Current investments: R$549 million;

✓  Expansion of the Casa de Pedra mine: R$251 million;

✓  Expansion of Itaguaí Port: R$238 million;

✓  CSN Aços Longos: R$216 million.

The Company invested R$1,318 million in 4Q11, R$787 million of which in subsidiaries or joint subsidiaries, allocated as follows:

✓  Transnordestina Logística: R$486 million;

✓  MRS Logística: R$243 million;

✓  Namisa: R$25 million.

The remaining R$531 million went to the parent company, as follows:

✓  Current investments: R$150 million;

✓  Expansion of Itaguaí Port: R$113 million;

✓  CSN Aços Longos: R$106 million;

✓  Expansion of the Casa de Pedra mine: R$101 million;

✓  Technological improvements: R$41 million.

Working Capital

Working capital closed December 2011 at R$2,634 million, R$612 million down on the September 2011 figure, mainly reflecting the decline in “Inventories” (especially raw materials), the reduction in “Accounts Receivable” and the increase in “Suppliers”, thanks to the Company’s improved payment management procedures. The average receivables period fell by one day between 3Q11 and 4Q11, while the average supplier payment period increased by 9 days and the average inventory turnover period fell by 12 days.

Compared to the end of 2010, working capital fell by R$108 million, chiefly due to the increase in “Suppliers”, partially offset by the increase in “Receivables” and “Inventories”. In the year-on-year fourth-quarter comparison, the average receivables period increased by 3 days in 4Q11, while the average supplier payment period widened by 16 days and the average inventory turnover period decreased by 15 days.

WORKING CAPITAL (R$ MM)	4Q10	3Q11	4Q11	Change 4Q11 x 3Q11	Change 4Q11 x 4Q10
Assets	3,841	4,838	4,418	(420)	577
Accounts Receivable	1,259	1,641	1,559	(82)	300
Inventory (*)	2,492	3,039	2,754	(285)	262
Advances to Taxes	90	158	105	(53)	15
Liabilities	1,099	1,592	1,784	192	685
Suppliers	623	993	1,232	239	609
Salaries and Social Contribution	165	235	202	(33)	37
Taxes Payable	276	332	325	(7)	49
Advances from Clients	35	32	24	(8)	(11)
Working Capital	2,742	3,246	2,634	(612)	(108)

TURNOVER RATIO Average Periods	4Q10	3Q11	4Q11	Change 4Q11 x 3Q11	Change 4Q11 x 4Q10
Receivables	26	30	29	(1)	3
Supplier Payment	30	37	46	9	16
Inventory Turnover	118	115	103	(12)	(15)
Cash Conversion Cycle	114	108	86	(22)	(28)

(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

7

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribuição e
Embalagens)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure the Company’s capacity to generate recurring operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

8

The Company’s consolidated results by business segment are presented below:

R$ million								2011
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	9,478	5,942	143	1,023	183	333	(582)	16,520
Domestic Market	8,190	834	143	1,023	183	333	(565)	10,142
Foreign Market	1,287	5,108	-	-	-	-	(17)	6,378
Cost of Goods Sold	(7,038)	(2,185)	(85)	(667)	(105)	(268)	549	(9,801)
Gross Profit	2,440	3,757	57	356	78	65	(33)	6,719
Selling, General and Administrative	(471)	(150)	(18)	(90)	(25)	(68)	(357)	(1,180)
Depreciation	607	162	6	105	22	23	4	929
Adjusted EBITDA	2,575	3,768	45	371	75	20	(386)	6,468
Adjusted EBITDA Margin	27%	63%	31%	36%	41%	6%		39%

R$ million								2010
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	9,926	3,615	119	838	114	202	(364)	14,451
Domestic Market	8,763	574	119	838	114	202	(364)	10,247
Foreign Market	1,163	3,041	-	-	-	-		4,204
Cost of Goods Sold	(6,226)	(1,252)	(70)	(522)	(42)	(164)	393	(7,883)
Gross Profit	3,700	2,363	49	317	72	38	29	6,568
Selling, General and Administrative	(443)	(69)	(17)	(71)	(26)	(43)	(351)	(1,019)
Depreciation	519	146	6	103	23	14	(3)	806
Adjusted EBITDA	3,776	2,439	38	349	69	9	(325)	6,355
Adjusted EBITDA Margin	38%	67%	32%	42%	61%	4%		44%

Steel

Scenario

According to the Brazilian Steel Institute (IABr), Brazilian crude steel production totaled 35.2 million tonnes in 2011, 6.8% more than in the previous year. Domestic steel product sales reached 21.4 million tonnes, 3.4% up on 2010, while domestic flat rolled steel sales amounted to 11.3 million tonnes, in line with the 2010 figure.

Also according to the IABr, total steel exports moved up by 20.7% over 2010, reaching 10.8 million tonnes, while flat steel exports fell by 7% to 2.1 million tonnes.

Imports of steel products totaled 3.8 million tonnes, 35.9% down on 2010, while flat steel imports declined 43.8% to 2.3 million tonnes.

Apparent consumption of steel products in 2011 amounted to 25.0 million tonnes, 4.2% less than in the previous year.

According to Tendências Consultoria, a consulting firm, crude steel output in 2012 should grow 5% over 2011’s, primarily sustained by the domestic market.

9

Automotive

According to ANFAVEA (the Brazilian Auto Manufacturers’ Association), vehicle production in 2011 totaled 3.4 million units, 0.7% up on 2010. Sales reached a new record of 3.6 million units, 3.4% more than the year before and the eighth consecutive annual upturn. Vehicle exports, in turn, climbed by 7.7%.

According to FENABRAVE (the Brazilian Federal Vehicle Distributors’ Association), sales of cars and light commercial vehicles should increase by 4.5% in 2012, while ANFAVEA expects domestic vehicle licensing to grow by between 4% and 5%. Sindipeças (the Auto Parts Manufacturers’ Association) believes the auto parts sector will invest R$4.6 billion in 2012, 25% more than in 2011.

Construction

According to the CBIC (Brazilian Construction Industry Association) and Sinduscon-SP (the São Paulo Builders’ Association), the construction sector recorded annual growth of 4.8% in 2011.

ABRAMAT (the Brazilian Building Material Manufacturers’ Association) estimates that sales of construction materials should increase by 2.9% in 2011.

Given the recent government decision to expand credit for the purchase of building materials through the FGTS (Workers’ Severance Indemnity Fund) and the extension of the IPI (federal VAT) reduction on the purchase of these materials, ABRAMAT believes the sector will present a growth of over 5% in 2012.

Home Appliances

The reduction in IPI implemented by the government at the beginning of December 2011 had higher-than-expected results, with refrigerator, stove and washing-machine sales increasing by 56% over November and around 30% year-on-year, leading even to shortages of these products in stores. Demand is expected to remain high, given that IPI reduction will remain in effect until the end of March 2012.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), flat steel sales by distributors totaled 4.3 million tonnes in 2011, 11.7% up on the year before, while purchases by distributors fell by 4% to 4.1 million tonnes. This move contributed to bring inventories down to regular levels, which recorded a reduction of 16.8% in relation to December 2010, closing the year at 3.1 months of sales.

For 2012, INDA estimates distributors’ sales growth of around 6%.

Total Sales Volume

CSN recorded total steel sales of 4.9 million tonnes in 2011, 2% more than the year before. Of this total, 86% was sold in the domestic market, 10% through overseas subsidiaries and 4% were exported.

Sales volume in 4Q11 reached 1.2 million tonnes, 1% up on the previous quarter, 88% of which sold in the domestic market, 9% through overseas subsidiaries and 3% were exported.

Domestic Sales Volume

Domestic sales totaled 4.2 million tonnes in 2011, a 2% improvement over the year before, and 1.0 million tonnes in 4Q11, 4% up on 3Q11.

Exports

CSN exported 680,000 tonnes in 2011, 3% up on the previous year. Sales by CSN LLC and Lusosider totaled 497,000 tonnes and direct exports totaled 183,000 tonnes.

4Q11 exports totaled 146,000 tonnes, 13% down on the previous quarter. Sales by CSN LLC and Lusosider reached 109,000 tonnes and direct exports totaled 37,000 tonnes.

10

Prices

In 4Q11, net revenue per tonne averaged R$1,886, 1.7% less than the 3Q11 figure, basically due to the  product mix sold in the period.

Net Revenue

In 2011, net revenue from steel operations came to R$9,478 million, 4.5% down on 2010.

In 4Q11, net revenue from this segment amounted to R$2,361 million, 2.7% up on the quarter before, primarily due to the higher volume of domestic sales.

Production

Crude steel production totaled 4.87 million tonnes in 2011, while rolled steel output stood at 4.70 million tonnes, stable when compared to the 2010 figure.

In 4Q11, CSN produced 1.24 million tonnes of crude steel and 1.23 million tonnes of rolled steel, flat over the previous quarter.

Production (in thousand t)	3Q11	4Q11	Accumulated		Change
			2010	2010	4Q11 x 3Q11	2011 x 2010
Crude Steel (UPV)	1,258	1,241	4,902	4,874	-1%	-1%
Rolled Products	1,226	1,227	4,707	4,699	0%	0%

Cost of goods sold (COGS)

Steel segment COGS came to R$7.04 billion in 2011, 13% up on the R$6.23 billion posted in the previous year, basically due to the increased cost of raw materials.

In the fourth quarter, COGS stood at R$1.85 billion, 7% more than the R$1.73 billion recorded in 3Q11, chiefly due to the upturn in production input costs.

Production Costs (Parent Company)

In 2011, the parent company’s total steel production costs came to R$5.97 billion, R$0.40 billion more than the R$5.57 billion reported in 2010. The main variations are shown below:

Raw Materials:  increase of R$342 million, primarily related to the following inputs:

-          Coal and coke: upturn of R$203 million;

-          Pellets:  increase of R$107 million;

-          Scrap: growth of R$46 million;

-          Other raw materials: reduction of R$14 million.

Labor: upturn of R$37 million due to the pay increase resulting from the last collective bargaining agreement.

Other production costs: reduction of R$58 million, chiefly due to third-party services.

Depreciation: increase of R$73 million due to new asset incorporations.

11

Adjusted EBITDA

Adjusted EBITDA from the steel segment totaled R$2,575 million in 2011, 32% down on the R$3,776 million recorded in 2010, accompanied by an EBITDA margin of 27%, 11 p.p. lower than the 38% reported in the previous year.

In 4Q11, adjusted EBITDA came to R$553 million, 7% less than the R$596 million posted in 3Q11, with an adjusted EBITDA margin of 23%, 3 p.p. down on the 26% registered in 3Q11.

Mining

Scenario

The seaborne iron ore market posted a record performance in 2011, directly impacted by the 6.8% upturn in global steel production, despite the economic slowdown in Europe and the natural disasters in Japan. International iron ore sales are expanding every year, fueled by the urbanization process in the developing countries. China imported 687 million tonnes of the 1,079 million tonnes sold in 2011, equivalent to around 60% of the global seaborne market and 11% up compared to Chinese imports in 2010.

China published its 12th five-year plan, which defined a new series of measures to promote the country’s development, including government subsidies for home construction and the creation and development of small and midsized enterprises. China’s urbanization push is expected to continue driving iron ore consumption and imports in the coming years, especially given the delays in new expansion projects and the reduced Indian export base, which is expected to shrink further. In 2012, Chinese iron ore imports should increase by 7%, reaching the record volume of 733 million tonnes.

Brazil continues to occupy a leading position in the seaborne iron ore market. According to SECEX (the Foreign Trade Secretariat), Brazil exported 331 million tonnes of ore in 2011, 6% more than the previous year, and a rate which has been maintained for the past 5 years. The forecast for 2012 is 348 million tonnes.

Iron ore prices were exceptionally volatile in 2011. After climbing to over US$180/t at the beginning of September, they fell sharply due to the retraction of the European economy and reduced crude steel production in China. Steel output also fell in Europe, resulting in the shut-down of several blast furnaces in the continent and forcing European nations to postpone part of their iron ore imports. This volume was rerouted to China, at the same time as the latter’s imports from Australia increased substantially, reaching around 30 million tonnes in October. As a result, Chinese supply peaked, leading to the collapse of international prices to around US$117/t at the end of October, before leveling off at between US$130/t and US$140/t. Nevertheless, despite all the instability, prices averaged R$169/t in 2011, 15% up on the average price recorded in 2010 according to Platts Iodex, and a new record.

12

These variations throughout 2011 contributed to the emergence of new iron ore pricing systems, particularly in regard to the Chinese market, which tends to follow spot prices more closely. The primary producers of iron ore are currently using different pricing methodologies.

Spot market freight costs on the Tubarão/Qingdao route remained almost flat until the first half of 3Q11, averaging US$20/t. From the middle of the quarter, however, the demand peak began to have a direct impact on freights, raising the average price to around US$30/t at the end of December. In January 2012, however, freight costs fell back to around US$20/t, due to the winter and Chinese New Year.

Iron Ore Sales

In 2011, total sales of finished iron ore products by CSN and Namisa to third parties amounted to 29.3 million tonnes1, 16% up on 2010 and a new record. Exports came to 27.9 million tonnes, Namisa sold 13.7 million tonnes and the Company itself consumed 6.8 million tonnes.

In 4Q11, finished iron ore product sales volume also set a new record, totaling 8.0 million tonnes1, 1% up on the previous quarter. Exports accounted for 7.8 million tonnes, Namisa’s sales came to 3.0 million tonnes and the Company consumed 1.7 million tonnes.

Considering CSN’s 60% interest in Namisa, sales totaled 23.8 million tonnes in 2011, 6.8 million tonnes of which in the fourth quarter.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$5,942 million in 2011, 64% more than the year before, thanks to higher prices and the upturn in sales volume. As a result, the mining segment increased its share in consolidated net revenue from 24% in 2010 to 35% in 2011.

Net revenue totaled R$1,628 million in 4Q11, 3% up on 3Q11.

Cost of goods sold (COGS)

COGS came to R$2,185 million in 2011, a 74% increase over 2010, fueled by higher iron ore sales volume.

Fourth-quarter COGS totaled R$677 million, 20% up on the previous three months.

Adjusted EBITDA

Adjusted EBITDA for the mining segment stood at R$3,768 million in 2011, 54% up on 2010, accompanied by an adjusted EBITDA margin of 63%, down by 4 p.p. over 2010.

Adjusted EBITDA totaled R$896 million in 4Q11, 14% less than the previous quarter, reflecting lower ore prices and the different sales modalities used in the final three months of 2011, with an adjusted EBITDA margin of 55%, down by 11 p.p. over 3Q11.

Logistics

Scenario

Railway Logistics

In 2011, the consolidation of rail transport as a viable and efficient means of transporting cargo in Brazil continued. According to the CNT (National Transport Confederation), the total amount of cargo transported by rail is expected to reach 530 million tonnes in 2011, 12.7% up on the 470 million tonnes recorded last year.

Also according to the CNT, investments in railways totaled R$3.0 billion in 2011, in line with the R$2.9 billion invested in 2010. According to the federal government, PAC 2 (Growth Acceleration Program) investments in the rail network should total R$46 billion in 4,600 kilometers of track by 2014.

13

Port Logistics

According to ANTAQ (National Waterways Transport Agency), Brazil’s ports handled 883 million tonnes of cargo in 2011, 6% more than in the previous year, fueled by the 5% increase in outbound iron ore shipments and the 15% upturn in container volume to 7.9 million TEUs.

Analysis of Results

Railway Logistics

MRS and Transnordestina’s individual 4Q11 results had not been announced up to the publication of this release.

In 2011, consolidated net revenue from railway logistics totaled R$1,023 million, COGS stood at R$667 million and adjusted EBITDA totaled R$371 million, accompanied by an adjusted EBITDA margin of 36%.

In 4Q11, net revenue from railway logistics came to R$261 million, COGS totaled R$179 million and adjusted EBITDA stood at R$83 million, with an adjusted EBITDA margin of 32%.

Port Logistics

Consolidated net revenue from port logistics amounted to R$143 million in 2011, COGS came to R$85 million and adjusted EBITDA totaled R$45 million, with an adjusted EBITDA margin of 31%.

In 4Q11, net revenue from port logistics came to R$37 million, COGS totaled R$24 million and adjusted EBITDA amounted to R$9 million, with an adjusted EBITDA margin of 23%.

Cement

Scenario

Preliminary figures from SNIC (the Brazilian Cement Industry Association) indicate domestic cement sales of 63.5 million tonnes in 2011, 7.3% up on 2010 and a new record. This is a reflection of the favorable real estate market, higher individual earnings and the government’s housing incentives, such as the Minha Casa, Minha Vida (My Home, My Life) program.

Prospects for the sector remain positive. The construction industry is expected to grow between 5% and 5.2% in 2012, according to the Getulio Vargas Foundation (FGV), with construction material domestic sales moving up by between 4% and 5%, according to ABRAMAT.

Analysis of Results

In 2011, cement sales totaled 1,755 thousand tonnes, net revenue came to R$333 million, COGS amounted to R$268 million and adjusted EBITDA stood at R$20 million, with an adjusted EBITDA margin of 6%.

In 4Q11, cement sales came to 480,000 tonnes, net revenue totaled R$90 million and COGS amounted to R$79 million.

Energy

Scenario

Brazilian electricity consumption increased 3.6% in 2011, compared to a 7.8% increase in 2010, according to the Ministry of Mines and Energy.

Despite the slowdown in the pace of electric power demand growth, the Annual Energy Operations Plan (PEN 2011) published by the National System Operator (ONS) forecasts average annual consumption growth of 5% over the next four years.

As a result, Brazil has been expanding its generating capacity in order to guarantee the safety of the system. According to PEN 2011, the National Integrated System’s projected balance for the next four years is expected to comfortably meet adequate supply criteria, even under adverse hydrological conditions, thanks to the start-up period of new contracted plants and the government energy auctions, which should add nearly 30 GW to the system.

14

Analysis of Results

In 2011, net revenue from the energy segment amounted to R$183 million, COGS totaled R$105 million and adjusted EBITDA came to R$75 million, accompanied by an adjusted EBITDA margin of 41%.

In 4Q11, net revenue totaled R$58 million, COGS stood at R$39 million and adjusted EBITDA came to R$19 million, with an adjusted EBITDA margin of 32%.

Capital Market

In 2011, CSN’s shares depreciated by 41%, versus the Ibovespa’s 18% decline in the same period. On the NYSE, the Company’s ADRs fell by 51% in 2011, while the Dow Jones climbed by 5%.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$67 million in 2011, while on the NYSE, daily traded volume of the Company’s ADRs averaged US$58 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	4Q11	2010	2011
N# of shares	1,457,970,108	1,483,033,685	1,457,970,108
Market Capitalization
Closing price (R$/share)	14.98	25.28	14.98
Closing price (US$/share)	8.18	16.50	8.18
Market Capitalization (R$ million)	21,840	36,860	21,840
Market Capitalization (US$ million)	11,926	24,056	11,926
Total return including dividends and interest on equity	-	-	-
CSNA3 (%)	1%	-2%	-41%
SID (%)	3%	8%	-51%
Ibovespa	8%	1%	-18%
Dow Jones	12%	11%	5%
Volume
Average daily (thousand shares)	3,697	3,637	3,422
Average daily (R$ Thousand)	55,416	106,265	67,100
Average daily (thousand ADRs)	4,629	5,360	4,840
Average daily (US$ Thousand)	39,030	88,710	58,083
Source: Economática

In 4Q11, CSN’s shares traded on the BM&FBovespa appreciated by 1% with an average daily trading volume of R$55 million, versus the Ibovespa’s 8% upturn, while its ADRs appreciated by 3% on the NYSE, compared to the 12% appreciation of the Dow Jones. Daily traded volume of CSN’s ADRs averaged US$39 million.

It is worth noting that the Company’s shares have generated a 73% return to shareholders over the last five years, almost triple the Ibovespa’s 25% appreciation in the same period.

Shareholders’ Payout

At its meeting held on March 26, 2012, CSN’s Board of Directors approved the allocation of 2011 net income. The proposal, which will be submitted to the Annual Shareholders’ Meeting, calls for the distribution of R$1.2 billion in dividends to shareholders.

Subsequent Events

The following events took place after the close of fiscal year 2011:

▪        On January 31, 2012, CSN, through its wholly-owned subsidiary CSN Steel S.L, which is based in Spain and concentrates the Company's operational assets in Europe, acquired 100% of the shares in Stahlwerk Thüringen GmbH (SWT) and Gallardo Sections S.L.U. held by Grupo Alfonso Gallardo. SWT is a German long-steel producer with an annual installed capacity of 1.1 million tonnes of steel profiles. The total cost of the transaction was €482.5 million;

▪        In January 2012, through its wholly owned subsidiary CSN Resources S.A., the Company priced an additional bond issuance in the amount of US$200 million, guaranteed by CSN, by reopening its US$1 billion bonds, at an interest rate of 6.5% p.a. due in July 2020. The offering price was 106.00% and yield was 5.6% p.a.

15

Webcast – 4Q11 Earnings Presentation

Conference Call in English March 27, 2012 11:30 a.m. – Brasília time 10:30 a.m. – US ET Phone: +1 (412) 317-6776 Conference ID: CSN Webcast: www.csn.com.br/ir	Conference Call in Portuguese March 27, 2012 10:00 a.m. – Brasília time 9:00 a.m. – US ET Phone: +55 (11) 3127-4971 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement, consolidated net revenue of R$16.5 billion in 2011, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as an indicator of the Company’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian accounting practices (Corporation Law or BR GAAP) or US GAAP and the manner in which it is defined or calculated may vary from company to company.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

16

INCOME STATEMENT
CONSOLIDATED – Corporate Law - In Thousand of R$

	4Q10	3Q11	4Q11	2010	2011
Net Revenues	3,444,494	4,240,694	4,166,690	14,450,510	16,519,584
Domestic Market	2,221,435	2,557,795	2,453,160	10,246,805	10,141,916
Export Market	1,223,059	1,682,899	1,713,530	4,203,705	6,377,668
Cost of Goods Sold (COGS)	(1,967,416)	(2,522,120)	(2,558,424)	(7,882,726)	(9,800,844)
COGS, excluding depreciation	(1,768,413)	(2,309,120)	(2,316,647)	(7,112,184)	(8,908,548)
Depreciation allocated to COGS	(199,003)	(213,000)	(241,777)	(770,542)	(892,296)
Gross Profit	1,477,078	1,718,574	1,608,266	6,567,784	6,718,740
Gross Margin (%)	43%	41%	39%	45%	41%
Selling Expenses	(92,283)	(108,840)	(225,909)	(475,507)	(596,976)
General and Administrative Expenses	(141,489)	(119,554)	(161,294)	(507,701)	(545,645)
Depreciation allocated to SG&A	(9,199)	(8,725)	(9,624)	(35,627)	(37,072)
Other operation income (expense), net	(179,823)	(145,666)	(115,663)	(550,603)	217,875
Operational Income before financial equity interests	1,054,284	1,335,789	1,095,776	4,998,346	5,756,922
Net Financial Results	(537,734)	(340,500)	(497,203)	(1,911,458)	(2,005,803)
Income before social contribution and income taxes	516,550	995,289	598,573	3,086,888	3,751,119
Income Tax and Social Contribution	(66,216)	101,941	218,574	(570,697)	(83,885)
Net Income (Loss)	450,334	1,097,230	817,147	2,516,191	3,667,234
Attributed to Controlling Shareholders	451,296	1,118,187	831,843	2,516,376	3,706,033
Attributed to Non-Controlling Shareholders	(962)	(20,957)	(14,696)	(185)	(38,799)
Adjusted EBITDA	1,442,309	1,703,180	1,462,840	6,355,118	6,468,415
Adjusted EBITDA Margin (%)	42%	40%	35%	44%	39%

17

INCOME STATEMENT
PARENT COMPANY – Corporate Law - In Thousand of R$

	4Q10	3Q11	4Q11	2010	2011
Net Revenues	2,322,844	2,549,913	2,814,071	10,451,970	10,754,587
Domestic Market	1,947,903	2,240,244	2,317,556	9,321,329	9,243,733
Export Market	374,941	309,669	496,515	1,130,641	1,510,854
Cost of Goods Sold (COGS)	(1,369,598)	(1,713,932)	(1,954,800)	(5,987,554)	(7,257,670)
COGS, excluding depreciation	(1,208,363)	(1,544,862)	(1,752,809)	(5,372,875)	(6,527,640)
Depreciation allocated to COGS	(161,235)	(169,070)	(201,991)	(614,679)	(730,030)
Gross Profit	953,246	835,981	859,271	4,464,416	3,496,917
Gross Margin (%)	41%	33%	31%	43%	33%
Selling Expenses	(84,161)	(65,742)	(88,601)	(330,090)	(329,801)
General and Administrative Expenses	(92,325)	(73,165)	(93,086)	(322,479)	(348,562)
Depreciation allocated to SG&A	(3,272)	(3,245)	(3,498)	(13,173)	(12,853)
Other operating income (expense), net	(115,549)	(55,717)	(54,138)	(492,130)	(203,748)
Equity Interest in subsidiary	235,517	2,018,759	753,566	1,438,170	4,397,137
Operational Income before financial equity interests	893,456	2,656,871	1,373,514	4,744,714	6,999,090
Net Financial Results	(497,436)	(1,734,836)	(795,284)	(2,063,221)	(3,533,524)
Income before social contribution and income taxes	396,020	922,035	578,230	2,681,493	3,465,566
Income Tax and Social Contribution	55,255	196,152	253,613	(165,117)	240,467
Net Income (Loss)	451,275	1,118,187	831,843	2,516,376	3,706,033

18

BALANCE SHEET
Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	2011	2010	2011	2010
Current Assets	21,944,306	15,793,688	8,886,953	5,264,859
Cash and Cash Equivalents	15,417,393	10,239,278	2,073,244	108,297
Trade Accounts Receivable	1,558,997	1,259,461	2,643,926	1,355,191
Other Trade Accounts Receivable	55,652	90,980	709,626	661,571
Inventory	3,734,984	3,355,786	2,885,617	2,706,713
Deferred Income Tax and Social Contribution	584,273	473,787	296,394	257,559
Guarantee margin of financial instruments	407,467	254,485	-	-
Intercompany Loans	1,557	17,318	163,248	164,210
Others	183,983	102,593	114,898	11,318
Non-Current Assets	24,925,396	22,261,757	36,695,864	32,103,953
Long-Term Assets	4,856,721	5,919,110	3,852,937	6,625,611
Investments	2,088,225	2,103,624	22,573,890	17,023,295
PP&E	17,377,076	13,776,567	10,247,845	8,432,416
Intangible	603,374	462,456	21,192	22,631
TOTAL ASSETS	46,869,702	38,055,445	45,582,817	37,368,812
Current Liabilities	6,496,947	4,455,955	7,351,509	5,087,912
Suppliers	1,232,075	623,233	667,886	427,048
Taxes and Contributions	325,132	275,991	122,648	74,967
Loans and Financing	2,702,083	1,308,632	4,330,141	2,366,347
Dividends Payable	928,924	631,344	927,881	630,051
Others	1,308,733	1,616,755	1,302,953	1,589,499
Non-Current Liabilities	31,955,585	25,776,802	30,245,487	24,648,140
Loans, Financing and Debentures	25,186,505	18,780,815	19,005,495	12,817,002
Provisions for contingencies, net judicial deposits	1,137,709	2,674,321	1,521,016	2,723,568
Deferred Income Tax and Social Contribution	37,851	-	-	-
Accounts Payable with Subsidiaries	3,094,453	3,028,924	7,821,914	8,141,037
Others	2,499,067	1,292,742	1,897,062	966,533
Shareholders' Equity	8,417,170	7,822,688	7,985,821	7,632,760
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	7,671,620	6,119,798	7,671,620	6,119,798
Other Comprehensive Income	(1,366,776)	(168,015)	(1,366,776)	(168,015)
Non-Controlling Shareholders Interest	431,349	189,928	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	46,869,702	38,055,445	45,582,817	37,368,812

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CASH FLOW
CONSOLIDATED – Corporate Law – In Thousand of R$

	2010	2011
Cash Flow from Operating Activities	2,517,304	4,201,780
Net income for the period	2,516,191	3,667,234
Foreign exchange and monetary variations, net	57,119	(250,083)
Provision for financial expenses	1,489,191	2,650,622
Depreciation, exhaustion and amortization	814,034	948,251
Results from sale of securities	-	(698,164)
Write-off of permanent assets	5,827	54,727
Provisions for Swap	126,492	110,009
Deferred income taxes and social contribution	207,268	(52,542)
Provisions	74,706	31,872
Working Capital	(2,773,524)	(2,260,146)
Accounts Receivable	143,250	(339,427)
Inventory	(794,331)	(410,264)
Receivables from joint subsidiaries	-	471,666
Suppliers	11,964	544,300
Taxes	(218,772)	(143,839)
Interest Expenses	(1,866,586)	(2,506,376)
Judicial Deposits	(33,822)	(20,253)
Others	(15,227)	144,047
Cash Flow from Investment Activities	(4,635,797)	(5,275,011)
Derivatives	395,346	(57,157)
Investments	(1,370,016)	(2,126,493)
Fixed Assets/Deferred/Intangible	(3,661,127)	(4,401,532)
Cash from sale of securities	-	1,310,171
Cash Flow from Financing Activities	4,615,813	4,740,715
Issuances	8,754,779	7,824,012
Amortizations	(2,706,982)	(1,469,206)
Dividends / Interest on equity	(1,560,795)	(1,856,381)
Payment of Capital - Non-Controlling Shareholders	128,811	242,290
Foreign Exchange Variation on Cash and Cash Equivalents	(228,833)	1,510,631
Free Cash Flow	2,268,487	5,178,115

20

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED

SALES VOLUME (thousand tonnes)

	4Q10	3Q11	4Q11	2010	2011
DOMESTIC MARKET	859	1,012	1,050	4,135	4,216
Slabs	1	1	-	51	15
Hot Rolled	355	473	490	1,801	1,951
Cold Rolled	147	177	165	707	770
Galvanized	237	241	255	1,065	991
Tin Plate	118	121	140	512	489
FOREIGN MARKET	185	168	146	661	680
Slabs	-	-	-	-	-
Hot Rolled	0	0	4	1	13
Cold Rolled	9	12	10	19	49
Galvanized	126	113	98	488	457
Tin Plate	50	43	34	152	161
TOTAL MARKET	1,044	1,180	1,196	4,796	4,896
Slabs	1	1	-	51	15
Hot Rolled	356	473	494	1,803	1,964
Cold Rolled	155	189	175	726	819
Galvanized	363	354	353	1,553	1,448
Tin Plate	169	163	174	664	650

PARENT COMPANY

SALES VOLUME (thousand tonnes)

	4Q10	3Q11	4Q11	2010	2011
DOMESTIC MARKET	844	1,006	1,035	4,152	4,246
Slabs	1	1	-	51	15
Hot Rolled	353	471	484	1,816	1,964
Cold Rolled	141	176	165	730	781
Galvanized	228	239	248	1,034	993
Tin Plate	120	118	138	521	493
FOREIGN MARKET	98	50	97	219	385
Slabs	-	-	-	-	19
Hot Rolled	42	-	31	43	123
Cold Rolled	-	-	30	-	60
Galvanized	6	7	2	24	22
Tin Plate	50	43	34	152	161
TOTAL MARKET	942	1,056	1,132	4,371	4,631
Slabs	1	1	-	51	34
Hot Rolled	395	471	515	1,859	2,087
Cold Rolled	141	176	195	730	841
Galvanized	233	246	250	1,058	1,015
Tin Plate	170	161	172	673	654

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)

	1Q11	2Q11	3Q11	4Q11
TOTAL MARKET	1,858	1,898	1,919	1,886

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.